SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

SMART Modular Technologies (WWH), Inc.
(Name of Issuer)
Ordinary Shares, $0.00016667 Par Value
(Title of Class of Securities)
G82245 10 4
(CUSIP Number)
December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

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*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors III, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,326,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,326,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283(1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.7%(2)
12.		TYPE OF REPORTING PERSON* CO

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1       The number of Shares (as defined below) and percentage ownership reported herein by the Reporting Persons (as defined below) also includes Shares beneficially owned by other Shareholders (as defined below) as described in Item 4. The Reporting Persons beneficially and directly own 10,130,513 Shares (representing 17.2% of the issued and outstanding Shares) of the aggregate Shares reported herein. Such number of Shares and percentage ownership are as of December 31, 2006 and do not take into account the Transaction (as defined below) which occurred after such date.

2       Based on total outstanding of 58,974,284 Shares as of November 30, 2006 as reported on the Issuer’s 10-Q filed December 22, 2006.

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CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors IV, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,326,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,326,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.7%
12.		TYPE OF REPORTING PERSON CO

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CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) T(3) Advisors II, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONWITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 39,326,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 39,326,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,326,283
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.7%
12.		TYPE OF REPORTING PERSON CO

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Item 1(a).	Name of Issuer:

SMART Modular Technologies (WWH), Inc. (the "Issuer").

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4211 Starboard Drive, Fremont, CA 94538

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by TPG Advisors III Inc. (“Advisors III”), TPG Advisors IV Inc. (“Advisors IV”) and T(3) II Advisors II Inc. ( “T(3) Advisors II,” and together with Advisors III and Advisors IV, the “Reporting Persons”). Advisors III, Advisors IV and T(3) Advisors II, through the investment funds controlled by them, indirectly control TPG III SM, LLC, TPG IV SM, LLC and T(3) II SM, LLC (collectively, the “TPG Funds”), respectively, which directly own certain Shares of the Issuer. Because of the Reporting Persons’ relationships with the TPG Funds, the Reporting Persons may be deemed to own such Shares.

David Bonderman and James G. Coulter are the sole shareholders of each of the Reporting Persons, and therefore may be deemed to beneficially own the Shares of the Issuer by the Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o Texas Pacific Group

301 Commerce St., Suite 3300

Fort Worth, TX 76102

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.00016667 (the “Shares”)

Item 2(e).	CUSIP Number:

G82245 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4.	Ownership. (3)(4)

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.(3)
(b)	Percent of class: See Item 11 of each of the cover pages.(4)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.
	(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.
	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.
	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

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(3)     As a result of the Shareholders’ Agreement (the “Shareholders’ Agreement”) among the TPG Funds, Francisco Partners, L.P., Francisco Partners Fund A, L.P., FP Annual Fund Investors, L.L.C., Shah Capital Partners L.P., Patel Family Partners, L.P. and WestRiver Capital, LLC (collectively, the “Shareholders”) beneficial ownership for all Shares held by the Shareholders is ascribed to each Shareholder and the Shareholders may be deemed to be a group for the purposes of Section 13d(3).

(4)     On January 17, 2007, in a secondary offering of the Issuer registered under the Securities Act of 1933, as amended, the Shareholders sold an aggregate of 14,800,000 Shares (the “Transaction”), reducing the number of shares held as reported herein to 24,526,283 and reducing the aggregate percentage to 40.4%. In connection with the Transaction, the Reporting Persons sold 840,000 Shares, reducing the Reporting Persons’ Share ownership to 9,290,513 and its individual ownership percentage to 15.7%.

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Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

TPG Advisors III, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

TPG Advisors IV, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

T(3) Advisors II, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

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JOINT FILING STATEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 14, 2007

TPG Advisors III, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

TPG Advisors IV, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

T(3) Advisors II, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

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